July 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lopez

Re: Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011 (File No. 001-32240)

Dear Mr. Lopez:

This letter is in response to the comments in the letter dated July 6, 2011 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011 (File No. 001-32240).  We have included the comment from your letter followed by our response.

Other Manufacturing Inputs, page 38

1.               We note your draft disclosure in response to comment two from our letter dated April 26, 2011. Please revise your draft language concerning certain products and a “temporary disruption” in their production to include additional qualitative and/or quantitative disclosure to provide context to the statement.

Response:  In response to the SEC staff’s question, the Company proposes to add the language in italics below to provide additional quantitative and quantitative context to its disclosure of Quantitative and Qualitative Disclosures About Market Risk - Commodity Risk in future annual filings.

Other Manufacturing Inputs

We purchase a substantial portion of the other manufacturing inputs necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our costs for such manufacturing inputs. Therefore, an increase in other manufacturing inputs could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

Except for certain specialty latex grades and specialty softwood pulp used by our technical products business and cotton fiber used by our fine paper business, we are not aware of any significant concentration of business transacted with a particular supplier.

Our Technical Products business acquires all of its specialized pulp requirements from two global suppliers and certain critical specialty latex grades from four suppliers.  In general, these supply arrangements are not covered by formal contracts, but represent multi-year business relationships that have historically been sufficient to meet our needs.  We expect these relationships to continue to operate in a satisfactory manner in the future.  In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty latex.  In the event of a long-term disruption in our supply of specialized pulp or specialty latex, we believe we would be able to substitute other pulp grades or other latex grades that would allow us to meet required product performance characteristics and incur only a limited disruption in our production.  As a result, we do not believe that the substitution of such alternative pulp or latex grades would have a material adverse effect on our operations.

Our fine paper business acquires a substantial majority of the cotton fiber used in the production of certain branded bond paper products pursuant to annual agreements with two North American producers.  The balance of our cotton fiber requirements are acquired through “spot market” purchases from a variety of other producers. We believe that a partial or total disruption in the production of cotton fibers at our two primary suppliers would increase our reliance on “spot market” purchases with a likely corresponding increase in cost.  Since cotton fiber represents less than five percent of the total fiber requirements of our Fine Paper business and we have the ability to source cotton fiber on the “spot market” if faced with a supply disruption, we would not expect cotton fiber supply issues to have a material adverse effect on our operations..

We generate substantially all of the electrical energy used by our Munising mill and approximately 40 percent and 20 percent of the electrical energy at our Appleton and Bruckmühl mills, respectively. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. There is no assurance that that we will be able to obtain electricity or natural gas purchases on favorable terms in the future.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)